Filed Pursuant to Rule 433

Relating to Preliminary Prospectus

Supplement dated December 1, 2025

To Prospectus dated June 28, 2024

Registration File No. 333-280584

GE HealthCare Technologies Inc.

December 1, 2025

$600,000,000 4.150% Senior Notes due 2028

$650,000,000 4.950% Senior Notes due 2035

PRICING TERM SHEET

Issuer:	GE HealthCare Technologies Inc. (the “Issuer”)

Trade Date:	December 1, 2025

Settlement Date:	December 15, 2025 (T+10)

The Issuer expects to deliver the notes against payment for the notes on or about December 15,
2025, which will be the tenth business day following the date of the pricing of the notes, or
“T+10”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before the settlement date will be required, by virtue of the fact that the notes initially will settle T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Expected Ratings*:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)

Offering Format:	SEC Registered

Security Title:	4.150% Senior Notes due 2028 (the “2028 Notes”) 4.950% Senior Notes due 2035 (the “2035 Notes” and, together with the 2028 Notes, the “Notes”)

Principal Amount:	2028 Notes: $600,000,000 2035 Notes: $650,000,000

Maturity Date:	2028 Notes: December 15, 2028 2035 Notes: December 15, 2035

Coupon:	2028 Notes: 4.150% 2035 Notes: 4.950%

Benchmark Treasury:	2028 Notes: UST 3.500% due November 15, 2028 2035 Notes: UST 4.000% due November 15, 2035

Benchmark Treasury Price and Yield:	2028 Notes: 99-27+; 3.550% 2035 Notes: 99-07; 4.096%

Spread to Benchmark Treasury:	2028 Notes: +60 basis points (0.60%) 2035 Notes: +95 basis points (0.95%)

Yield to Maturity:	2028 Notes: 4.150% 2035 Notes: 5.046%

Issue Price:	2028 Notes: 100.00% of principal amount 2035 Notes: 99.253% of principal amount

Proceeds (before expenses and underwriters’ discount):	2028 Notes: $ 600,000,000 2035 Notes: $ 645,144,500

Underwriting Discount:	2028 Notes: 0.35% of principal amount 2035 Notes: 0.60% of principal amount

Interest Payment Dates:	2028 Notes: Semiannually on June 15 and December 15 2035 Notes: Semiannually on June 15 and December 15

First Interest Payment Date:	2028 Notes: June 15, 2026 2035 Notes: June 15, 2026

Optional Redemption:

Make-Whole Call:

We may redeem the 2028 Notes at any time and from time to time prior to November 15, 2028, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of the Treasury plus 10 basis points, in either case plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

We may redeem the 2035 Notes at any time and from time to time prior to September 15, 2035, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of the Treasury plus 15 basis points, in either case plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Par Call:

We may redeem the 2028 Notes on or after November 15, 2028, at par plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

We may redeem the 2035 Notes on or after September 15, 2035, at par plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Special Mandatory Redemption:	Each of the 2028 Notes and the 2035 Notes will be mandatorily redeemable at 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the Special Mandatory Redemption Date (as defined in the preliminary prospectus supplement) if we do not consummate the Acquisition (as defined in the preliminary prospectus supplement) on or prior to November 20, 2026, or if, on or prior to such date, the share purchase agreement with respect to the Acquisition is terminated.

CUSIP:	2028 Notes: 36266G AD9 2035 Notes: 36266G AE7

ISIN:	2028 Notes: US36266GAD97 2035 Notes: US36266GAE70

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunners:

Goldman Sachs & Co. LLC

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Barclays Capital Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

Senior Co-Managers:	ING Financial Markets LLC PNC Capital Markets LLC Santander US Capital Markets LLC SG Americas Securities LLC Standard Chartered Bank**

Co-Managers:	Academy Securities, Inc. Loop Capital markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 and BNP Paribas Securities Corp. toll-free at 1-800-854-5674.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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